Registration Statement No. 333-194398

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated September 23, 2016

(To Prospectus dated March 7, 2014)

Pricing Term Sheet

3.500% Senior Notes due 2026 (the “Notes”)

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated September 23, 2016 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated March 7, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-194398.

Issuer:	Flowers Foods, Inc.

Security:	3.500% Senior Notes due 2026

Offering Format:	SEC Registered

Principal Amount:	$400,000,000

Maturity Date:	October 1, 2026

Coupon:	3.500% per year

Interest Payment Dates:	Semiannually on April 1 and October 1, commencing on April 1, 2017

Interest Rate Adjustment:	The interest rate on the Notes is subject to adjustment as described in the Preliminary Prospectus Supplement

Spread to Benchmark Treasury:	195 bps

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Yield:	1.613%

Benchmark Treasury Price:	98-31

Yield to Maturity:	3.563%

Price to Public:	99.473% of principal amount

Redemption Provisions:

Make-Whole Call:	Prior to July 1, 2026, Treasury plus 30 bps

Par Call:	At any time on or after July 1, 2026

Change of Control:	Upon the occurrence of a change of control triggering event, we may be required to offer to repurchase all or a portion of the Notes at a price equal to 101% of principal plus accrued and unpaid interest to, but excluding, the repurchase date

Day Count Convention:	30/360

Trade Date:	September 23, 2016

Settlement Date:	September 28, 2016 (T+3)

CUSIP / ISIN:	343498AB7 / US343498AB75

Denominations:	$2,000 x $1,000

Expected Ratings*:	Baa2 Stable Outlook by Moody’s Investors Service, Inc. BBB Stable Outlook by Standard & Poor’s Ratings Services BBB Negative Outlook by Fitch Ratings

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold these Notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement, a prospectus, and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank Securities Inc. at 1 (800) 503-4611 and Wells Fargo Securities, LLC toll free at 1 (800) 645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.